

July 12, 2013

Via E-mail
Mr. John C. Shea
Chief Financial Officer and Secretary
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

> **Re:** **Healthcare Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 21, 2013**
> **File No. 000-12015**

Dear Mr. Shea:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Fiscal Year 2012 Compared to Fiscal Year 2011, page 20

1. Please tell us how the decrease in bad debt provision and worker's compensation and general liability insurance as a percentage of consolidated revenue explains the increase in total costs of services as a percentage of consolidated revenue.

Financial Statements

Consolidated Statements Comprehensive Income, page 38

2.   We note that you have included cash dividends per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Note 7. Share-Based Compensation, page 52

Employee Stock Purchase Plan, page 53

3.   Please tell us how you have concluded your employee stock purchase plan is non-compensatory. Cite all relevant accounting literature within your response.

Form 10-Q for the quarterly period ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Accounts and Notes Receivable, page 27

4.   We note historically you have converted unpaid accounts receivable to interest bearing promissory notes as a mechanism to pursue collection of unpaid balances. For the quarter, your long term notes receivable balances have increased. Please consider expanding your discussion in future filings to address any potential trends in the credit quality of your receivables and the specific factors driving transfers between accounts and notes receivable during the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

/s/ Cicely L. LaMothe

Cicely L. LaMothe
Senior Assistant Chief Accountant